P, E, 1/1/02

1-13634

02012667

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

File No. 0-17140

For the month of January 2002

Tomkins PLC

(Translation of registrant's name into English)

East Putney House, 84 Upper Richmond Road,
London SW15 2ST, United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...✓..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes.......No...✓....

Re: Interim Report dated 15 January 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: Tomkins PLC
(Registrant)

Date 31 January 2002

By:
Name: DENISE PATRICIA BURTON
Title: DEPUTY COMPANY SECRETARY

Tomkins
Interim Report
Half year ended 31 October 2001

World class global engineering group
with market and technical leadership



Highlights

Contents

Chairman's statement

During these difficult market conditions, we have concentrated on the basics: stringent control of costs, tight management of cash flow and the continuing focus on new product development. The effects of our actions are reflected in these robust results which provide the Group with a strong platform from which to develop our business.

Group overview

The Group's financial performance in the first six months of its financial year was robust when set against the difficult trading conditions in many of its markets.

Turnover from our continuing businesses amounted to £1,761.6 million (2000: £1,715.9 million) and operating profits from these businesses were £139.6 million (2000: £165.4 million) after a provision of £12.0 million (2000: £nil) in respect of restructuring costs in our Wiper Systems business.

The strong cash position of the Group gave rise to net interest income for the period of £3.2 million (2000: net expense £23.5 million).

Profit before taxation, exceptional losses on disposals and goodwill amortisation was £142.8 million (2000: £155.6 million) and basic earnings per share before goodwill amortisation and exceptional losses on disposals were 10.28 pence (2000: 10.01 pence). Profit before taxation after exceptional losses on disposals and goodwill amortisation was £136.5 million (2000: £74.9 million).

Cash flow from operating activities increased to £245.5 million (2000: £215.2 million). Overall, the group improved its net funds position from net debt of £6.2 million at 30 April 2001 to net cash of £48.8 million at 31 October 2001.

The share buy back programme continued during the period. A total of 11.2 million ordinary shares were purchased under the programme for £19.7 million at an average net price of 174 pence.

On 10 December 2001, the company issued £150 million ten year sterling bonds under its £750 million Global Medium Term Note Programme, as part of its strategy to diversify the funding sources of the Group and increase debt maturities. The funds were used to repay gross bank debt.

Dividend

The Board has declared a maintained interim dividend of 4.6 pence per share (2000: 4.6 pence per share), payable on 8 April 2002 to shareholders on the register on 8 March 2002. Our shares will go ex-dividend on 6 March 2002.

We have decided not to offer a dividend reinvestment plan option for this interim dividend. While the share repurchase programme is in operation, the potential volatility in the share price caused by such purchases in the market creates uncertainty as to whether a dividend reinvestment plan option is beneficial to shareholders. We will reconsider whether to offer such an option for the final dividend payable in October 2002.

David Newlands
Chairman



Chairman's statement continued

The Board

The search for a new Chief Executive has progressed well and we expect to announce an appointment imminently.

On 1 November 2001, we appointed Jack Keenan as a non-executive director. Jack was formerly Deputy Chief Executive of Guinness United Distillers & Vintners and an executive director of Diageo plc.

On 21 December 2001, we announced an out of court settlement with our former Chief Executive Greg Hutchings, as set out in note 13.

Acquisitions and disposals

In May, we sold Smith & Wesson for $15.0 million to Saf-T-Hammer Corporation, a US company specialising in the development of safety and security devices for firearms. We also sold Totectors, our safety footwear business, in May for a cash consideration of £19.5 million, including the repayment of inter-company indebtedness of £7.4 million. Two smaller businesses, The Northern Rubber Company and Sunvic Controls have also been sold.

Since the end of the period, the Air Systems Components group has expanded its product range and markets through the acquisition of American Metal Products, a residential air systems business, and Superior Rex, an industrial fan coil manufacturer, for a combined consideration of $45 million.

Outlook

The outlook for many of our markets remains uncertain. However the actions we have taken to reduce costs, improve operating efficiency, introduce new products and maximise cash flow should result in the Group continuing to perform satisfactorily.

The strong competitive positions of our businesses in the markets in which we operate provide a good platform for the future growth and development of the Group as the economic and trading conditions improve.



David Newlands
Chairman


Operating profit by strategic business activity - before operating exceptional items
Air Systems Components
Engineered & Construction Products
Industrial & Automotive
20%
49%
31%


Operating profit by region - before operating exceptional items
United States
United Kingdom
Rest of Europe
Rest of the World
15%
3%
2%
80%

Operating review

For the calendar year 2001, indications show that production levels in the North American automotive original equipment market, which represents approximately 17 per cent of group sales, were 11 per cent lower overall. Since the terrorist attacks in the United States on 11 September, sales and production levels have held up well, as manufacturers increased customer incentives to stimulate demand. However it is likely that this action has only brought forward demand and therefore production levels are expected to decline further into the new calendar year. The automotive original equipment market in Europe was broadly flat but elsewhere has weakened as our financial year progressed, notably in Japan. The current economic crisis in Argentina, whilst affecting our two small local Industrial & Automotive business units, is not expected to have a material adverse effect upon that division.

The automotive aftermarket has remained reasonably resilient to the economic downturn in each of the geographic regions and there has been less evidence of destocking in the distribution chain.

The production levels of the major manufacturers of industrial equipment have remained severely depressed in all markets with few signs of any upturn in the near future. In particular, the end markets for construction machinery, mining equipment and agricultural vehicles, which impact the demand for our products, remain weak. Initially the industrial replacement market offered some signs of strength, in part mitigating the weakness in original equipment, but latterly demand in this market has weakened.

Construction related markets have been mixed. Indications for non-residential construction in the US in the calendar year 2001 show that spend was down around 4 per cent overall and this decline seems set to continue into 2002. Residential construction spend is estimated to have been ahead by 4 per cent in the same period reflecting the resilience of the demand for housing supported by very low rates of interest. Recent statistics for housing starts and new permits give no clear indication of future trends.

Against this background, we have focused our activity on reducing our cost base whilst at the same time pursuing growth opportunities in our markets through new products and geographic expansion.

During the period each of our businesses has continued to pursue cost saving initiatives to improve efficiencies and eliminate discretionary costs. Overall savings of the order of £15 million were achieved in the period to offset volume reductions and the impact of operational gearing from lower volumes. Total head count in the continuing businesses reduced by a further 2.5 per cent, representing around 1,000 employees. Further group-wide strategic purchasing initiatives for our major raw materials are beginning to bring savings. The strategic cost management programmes involving longer term projects to rationalise production capacity have continued. In Power Transmission, for example, the new €30 million manufacturing facility in Legnica, Poland, has been commissioned to take over some of the production previously carried out in Belgium.

Operating review continued

Air Systems Components

In the Air Systems Components group, sales were ahead of last year at £269.1 million (2000: £256.6 million) but operating profits were lower at £29.3 million (2000: £32.8 million). In constant currencies, sales and operating profit were lower by 4.8 per cent and 19.2 per cent respectively. Lower operating margins of 10.9 per cent (2000: 12.8 per cent) reflected the operational gearing effect of lower volumes and some pricing pressures in the residential market, offset by a favourable product mix.

The strict control of discretionary spending and the further implementation of lean manufacturing and other productivity and efficiency measures have helped to mitigate the effect of the difficult trading conditions, with savings of around £3 million being achieved. Headcount in the period has reduced by 4.8 per cent. As part of the ongoing rationalisation of manufacturing capacity and administrative support, two facilities were closed during the period and a plant in California will close this month. An anodising plant in Geneva, Alabama, is being rebuilt and will be operational shortly, bringing both cost and product quality benefits.

The business group continues to build upon its market leading positions in the US residential and commercial markets. The recent acquisition and integration of American Metal Products has increased market presence significantly in the important West Coast residential market, broadened the product range in furnace ventilation products to be distributed through our existing distribution network and provided greater representation in the major US retail chains such as Lowe's and Home Depot. It also provided a lower cost manufacturing facility in Mexico. The acquisition of the Superior Rex range of fan coils has complemented our existing Titus range of commercial products.

In the Far East, our new manufacturing facility in Thailand has now been commissioned and is already supplying comfort control dampers, fire dampers and smoke dampers for Bangkok's new mass rapid transport system. We are also looking at options for expanding our European operations in due course.

New product development in the division is focusing upon the increasingly demanding regulations for improved indoor air quality, the economic need to reduce building energy consumption and the customers' requirement for components that blend better into a building's architecture. Several have been brought to the market during the period including a storm-proof louvre with an outside air measuring station, a high temperature restaurant exhaust blower with enhanced grease extraction capabilities and a round architectural diffuser for use with increasingly popular exposed ductwork applications.



Engineered & Construction Products

In the Engineered & Construction Products group, turnover was in line with last year at £471.9 million (2000: £463.2 million) but operating profits reduced to £46.3 million (2000: £50.8 million). In constant currencies, sales were down 5.6 per cent and operating profits were down 15.7 per cent. Lower operating margins of 9.8 per cent (2000: 11.0 per cent) reflected the low margins on contract revenues in material handling, the operational gearing effect of lower volumes, some pricing pressures in the pipe fittings business and the plant closure costs in the doors and windows business. Cost reduction initiatives in the businesses have contributed around £2 million of benefits in the period and overall the headcount has been reduced by 4.6 per cent.

Lasco
(31 per cent of business group's turnover)

Sales into the relatively buoyant US residential construction and home improvement markets helped to offset a reduction in demand in the other markets such as manufactured housing, recreational vehicles, truck and trailer and irrigation. In constant currencies, sales were 7.5 per cent ahead of the corresponding period but pressure on margins resulted in unchanged profits. New product development is progressing with the launch of a new water massage system, the Champagne Bubbler Series by Bathware, several additions to its important swing joint irrigation product by Fittings and a new gel coated automotive finish fibreglass recreational vehicle panel by Composites.

Doors and windows
(20 per cent of business group's turnover)

Sales were down by 3.9 per cent and profits were down by 29.0 per cent, after incurring costs of £2.3 million to exit from the Cucamonga aluminium window business in California. Progress continues towards focusing this business into the residential vinyl market place to complement the existing strong market position in the manufactured housing market. During the period a number of new high-end vinyl products have been introduced.

Material handling
(17 per cent of business group's turnover)

The principal customers for this business, the large US automobile manufacturers, have significantly reduced their capital investment projects. Turnover was down 26.6 per cent during the period and only a small operating profit was achieved. Order backlog has also reduced and the cost base has been scaled back accordingly. The engineering capability of the business remains in place and a number of new product ideas are being developed ahead of an improvement in market conditions. Recent contract awards also provide encouragement for improving performance in due course.

Wheels & Axles
(20 per cent of business group's turnover)

In spite of the depressed state of its major markets, our wheels and axles business has maintained sales and slightly improved profits due primarily to its continued success in the utility and industrial market. It is continuing to invest in improving its manufacturing efficiency and lowering costs with the introduction of robotics and automation at its component manufacturing facility in Albion, Indiana. New product development initiatives include the bent tube torsion axle and light-duty air brake systems.

Valves, taps and mixers
(12 per cent of business group's turnover)

The UK business was affected by de-stocking in the period and so sales and operating profits were lower. In South Africa and North America trading performance was marginally ahead of last year.



Operating review continued

Industrial & Automotive

In the Industrial & Automotive group, reported sales were in line with the same period last year at £1,020.6 million (2000: £996.1 million). Operating profits in the period of £71.5 million (2000: £91.0 million), were after charging £12.0 million for restructuring costs for the wiper systems business in Europe. Excluding the effects of currency translation, disposals and the exceptional restructuring costs, sales and operating profits were down 1.2 per cent and 13.5 per cent respectively compared to the corresponding period last year. Operating margins before restructuring costs were 8.2 per cent (2000: 9.1 per cent) with cost savings and product and market mix largely mitigating the effect of operational gearing from lower volumes and pricing pressures.

During the period, cost improvement programmes contributed around £10 million of benefit and head count reduced by around 0.9 per cent. We have also made significant progress in our programme to improve efficiencies by the use of lean manufacturing and six sigma techniques.

Power Transmission
(40 per cent of business group's turnover)
Turnover during the period was down around 1.0 per cent compared with the corresponding period last year and operating profits were lower by 5.4 per cent. A robust performance in the less cyclical aftermarket offset the anticipated decline in sales to original equipment manufacturers.

On a small reduction in turnover, the North American business, which is currently around half of the Power Transmission business, reported profits ahead of last year. The European operations recorded a small increase in turnover but a product mix shift to lower margin products and the cost of supplying inventory from the USA during the transfer of some production to Poland led to reduced profits. The deepening economic problems in Japan and resultant reduction in demand from the automotive and industrial sectors led to a decline in profits in the Far East region.

Alongside all the division's other operations, the power transmission operations have instigated detailed margin protection plans to contain discretionary spending and these have already shown benefits, particularly in North America. In the longer term, several strategic manufacturing plans are being implemented. In addition to the new facility in Poland, a new £10 million manufacturing plant in Thailand to service the Far East market has recently been authorised, with capacity coming on stream in 2003. A new Polychain plant, the first outside the USA, is being commissioned in Scotland and will be operational in summer 2002.

Product development efforts continue with the Gates Engine Module and the Electro Mechanical Drive Systems. In the period the 'Power Curve' V-belt conveyor programme was launched and the first 11mm pitch PolyChain was also commercialised with an order from BMW motorcycles.

Fluid Power
(17 per cent of business group's turnover)
This business has seen the most significant declines in its markets. Overall the performance was satisfactory as it restricted the fall in reported sales and profits to 9.1 per cent and 23.1 per cent respectively. Significant actions have been taken to reduce discretionary spending and manufacturing costs, particularly in Europe where performance has been particularly difficult. These initiatives resulted in savings of around £5 million.

New product initiatives have continued with sales being achieved for Tuff Coat, a patented plating process, Xtra Tuff, an abrasion resistant covering for hose and Jiffy-Tite Coupling and Nylon Air-Brake hose for the truck and bus programme.



*Excluding operating exceptional item

Wiper Systems
(13 per cent of business group's turnover)
With around 80 per cent of the business in North America and low sales volumes of the Ford Explorer, the Wiper Systems business performed well to limit the reduction in sales to 4.6 per cent. Volume reductions to the original equipment automotive manufacturers and pricing pressures were offset by higher aftermarket sales which were ahead by 18 per cent, primarily due to the successful launch of the new Teflon blade and the benefits of £5 million from cost improvement programmes resulting in operating profits being marginally ahead. Previous actions taken saw some improvement in the results of the loss making European business and better results in Australia. The North American operations achieved results in line with last year.

As part of the global manufacturing strategy of the Wiper Systems business, it has been announced that our Dunstable facility in England will close in 2002 with production moving to Pontypool in Wales and to Mexico. A provision of £12.0 million has been made in this period for the restructuring cost of the project, which will involve a total capital expenditure of £7 million and total revenue expenditure of £15 million through to March 2003. The project is expected ultimately to yield annual cost savings of around £5 million.

Some of the recent new product developments in the Wiper Systems business are now entering commercial production. The innovative Beam Blade will be launched on the Dodge Viper and the Ford Crown Victoria shortly and the Vision Module, which incorporates all the elements of a vehicles wiper system in a single module, is being delivered for automotive assembly in Australia. Significant new platform awards for the Beam Blade are anticipated. The Teflon blade is expected to generate significant growth in sales in both the North American and European aftermarket, building on the successful launch this year.

Fluid Systems
(12 per cent of business group's turnover)
Sales in the period were ahead by 6.7 per cent with the net improvement contributed by the remote tyre pressure monitoring business. Operating profit was lower by 8.1 per cent, with lower profits in North America and France offsetting the benefits from remote tyre pressure monitoring. The European automotive hose business continued in loss for the period.

Although current market conditions are difficult, approximately £13 million of new business arose in the period, with around £9 million in remote tyre pressure monitoring and the balance from fuel valve business. Environmental legislation to control emissions of cars has led to the development of several new advanced valves for use in automotive fuel systems to prevent vapour leakage during filling up. Also in the USA, the TREAD Act 2000 will ultimately make tyre pressure monitoring compulsory for all vehicles sold in the USA. In Europe the product is seen as a good safety feature and is being adopted without legislation. Since 31 October 2001, our business has been awarded a contract by General Motors to supply remote tyre pressure monitoring to all its light truck platforms sold into the US market, the largest single contract awarded so far for this type of technology. Our existing manufacturing plant in Northern Ireland is being expanded and a new production line will now be built in the USA.

Other industrial & automotive sales
(18 per cent of business group's turnover)
With the exception of formed fibre products which are sold to automotive manufacturers where sales and operating profits were down in the period, the sales and operating profits of other industrial & automotive products, which are primarily aftermarket products, were substantially unchanged.

Financial review

During the period, our rigorous controls over working capital and discretionary expenditure have contributed to the Group's robust performance and have resulted in a further strengthening of our financial position.

Sales of the Group for the six months to 31 October 2001 were £1,761.6 million (2000: £2,464.6 million). Operating profit before exceptional losses on disposal and goodwill amortisation amounted to £139.6 million (2000: £179.1 million). Profit before tax for the period was £136.5 million (2000: £74.9 million). Operating profit has been arrived at after charging £12.0 million for restructuring costs in Industrial & Automotive and £2.3 million of closure costs in Engineered & Construction Products.

Sales of the Air Systems Components group increased by 4.9 per cent to £269.1 million (2000: £256.6 million). Of this increase, £24.8 million was due to exchange rate movements, leaving an underlying decrease of £12.3 million representing 4.8 per cent. Operating profit decreased by 10.7 per cent to £29.3 million (2000: £32.8 million). The underlying decrease was £6.3 million, representing 19.2 per cent, after adjusting for an increase of £2.8 million arising from exchange rate movements.

Sales of the Engineered & Construction Products group increased by 1.9 per cent to £471.9 million (2000: £463.2 million). Exchange rate movements increased sales by £37.4 million, whilst disposals resulted in a decrease of £2.8 million, leaving an underlying decrease of £25.9 million representing 5.6 per cent. Operating profit reduced by 8.9 per cent to £46.3 million (2000: £50.8 million). The underlying decrease was £8.0 million, representing 15.7 per cent, after adjusting for an increase of £3.8 million arising from exchange rate movements and for a decrease of £0.3 million resulting from disposals.

Sales of the Industrial & Automotive group increased to £1,020.6 million (2000: £996.1 million). Exchange rate movements increased sales by £48.8 million, whilst disposals resulted in a decrease of £12.8 million, leaving an underlying decrease of £11.5 million representing 1.2 per cent. Operating profit reduced by 21.4 per cent to £71.5 million (2000: £91.0 million). The underlying decrease was £24.3 million, representing 26.7 per cent, after adjusting for an increase of £5.8 million arising from exchange rate movements and for a decrease of £1.0 million resulting from disposals. Of the overall reduction, £12.0 million related to the Dunstable restructuring costs as explained in Note 2. We anticipate there will be further one off restructuring costs of a similar amount in the second half of the year in Industrial & Automotive associated with a number of strategic restructuring projects.

The loss on disposal of £1.1 million arises from the disposals in the period taking account of the provision for losses set up in the year to 30 April 2001. This is explained in detail in Note 14.

The total interest income in the period was £3.2 million (2000: cost of £23.5 million). The change was due to a switch from net debt to net funds during the period. Interest and preference dividend cover in the period, before exceptional losses on disposal, was 8.5 times (2000: 4.3 times).

Capital expenditure in the period was £63.4 million (2000: £80.5 million) and represents 1.0 times depreciation. Net capital expenditure for the full year is expected to be of the order of £130 million to £140 million (2000: £157.1 million) taking into account asset disposals. This represents a ratio of capital expenditure to depreciation in the current year of around 1.0 times. The capital expenditure will include the initial cash impact of the sale of part of the Denver campus, which was completed in December. The sale will give rise to an accounting profit on disposal of the order of £11 million, which will be recognised as an exceptional profit on disposal of fixed assets in the second half of the current financial year.

Overall working capital declined by £53.3 million. The currency impact led to a decline of £1.7 million and working capital in disposals amounted to a reduction of £20.0 million. Of the remaining decrease of £31.6 million, around £27 million related to the settlement of April 2001 operating exceptional items, including the receipt of cash from the Bando settlement.

Operating cash flow, (defined as EBITDA, before exceptional losses on disposal, less net capital expenditure and working capital movement for the period), was £188.7 million (2000: £139.7 million), representing a cash conversion of operating profit before exceptional losses on disposal of 135.2 per cent (2000: 78.0 per cent). This was applied to paying tax of £32.4 million (2000: £65.3 million) and interest and dividends of £75.8 million (2000: £158.9 million). Net cash inflow before disposals and share buy backs was £77.7 million (2000: £161.5 million outflow). The impact of the exchange rate on dollar balance sheet hedging arrangement was reduced to an outflow of £1.8 million (2000: £80.8 million) as a result of the small movement in the £/$ exchange rate over the period.

Tax has been charged at an effective rate, before exceptional losses on disposal, of 30.0 per cent (2000: 30.0 per cent) which is anticipated to be the rate for the year. During the period we have adopted FRS 19, the new accounting standard on deferred taxation. The adoption of FRS 19 requires the recognition of certain deferred tax assets and this has resulted in a prior year adjustment as explained in Note 16. The Group already provided fully for all deferred tax liabilities.

The Group had net funds of £48.8 million at the end of the period after share buy backs of £19.7 million. At the end of December 2001 net funds amounted to £46.5 million.

Following our decision to change the hedging policy of the Group our results in the period have been translated at an average exchange rate for the period rather than a hedged exchange rate. For example, a significant percentage of our revenues and profits are generated in US dollars where the average exchange rate in the period was £1=$1.43 compared to the hedged rate of £=$1.59 used in the prior period. The overall effect in the period on the results was to increase reported turnover by £110.9 million and operating profit by £12.4 million.

The balance sheet hedging arrangements that were in place at 30 April 2001 are being allowed to unwind. During the period $151.3 million were purchased to retire part of the hedging loan. At 30 April 2002 it is anticipated that the remaining hedging loan will be of the order of $300 million. The exchange rate at 31 October 2001 was £=$1.45 (30 April 2001 £=$1.43).

We have recently established a Global Medium Term Note Programme under which Tomkins may issue Notes in all the main currencies up to a total maximum principal amount of £750 million. In December 2001, £150 million of 10 year bonds were issued at a coupon of 8.0 per cent and an issue price of 99.369 per cent. Borrowings under the Global Medium Term Note Programme are a part of the overall financial strategy of the Group to diversify funding sources and to extend debt maturities. The initial bond issue has been swapped into floating rate and used to pay down borrowings under the existing bank facilities.

FRS 17, the new accounting standard relating to accounting for retirement benefits, requires the progressive introduction of additional disclosures relating to pension funds. We will include this additional disclosure information in the financial statements for the year to 30 April 2002. Details of the group's pension funds as required by the previous accounting standard, SSAP 24, are contained in Note 25 of the Financial Statements for the year ended 30 April 2001.

Under FRS 17, the asset values and the discount rate for the liabilities will be based on the financial markets existing at our financial year end. Since the last formal valuation date, the value of equities are lower, as are corporate bond rates and so the surplus of assets over liabilities will have changed and may have been eroded.

We cannot precisely predict the effect of any change in the valuation of the funds on future funding rates but at this stage we do not believe it will have a material financial effect on the Group going forward.

We have also considered the requirements of FRS 18, the new accounting standard on accounting policies. This has not given rise to any changes in the existing accounting policies of the Group.

Consolidated profit and loss account

For the half year ended 31 October 2001	Notes	2001/02 first half Before goodwill amortisation and exceptional items £million	Goodwill amortisation £million	Exceptional items £million	Total £million
Turnover					
Continuing operations		1,761.6	–	–	1,761.6
Discontinued operations		–	–	–	–
	1	1,761.6	–	–	1,761.6
Operating profit					
Continuing operations		139.0	(5.2)	–	133.8
Discontinued operations		–	–	–	–
		139.0	(5.2)	–	133.8
Share of profits of associates		0.6	–	–	0.6
Operating profit including associates	1	139.6	(5.2)	–	134.4
Loss on disposal of operations		–	–	(67.1)	(67.1)
Reversal of provision for loss on disposal of business		–	–	66.0	66.0
Provision for loss on disposal of business to be discontinued:					
Impairment of goodwill		–	–	–	–
Impairment of assets		–	–	–	–
Profit before interest		139.6	(5.2)	(1.1)	133.3
Net interest		3.2	–	–	3.2
Profit on ordinary activities before tax		142.8	(5.2)	(1.1)	136.5
Before exceptional items		142.8	(5.2)	–	137.6
Exceptional items		–	–	(1.1)	(1.1)
Tax on profit on ordinary activities	3	(40.9)	–	–	(40.9)
Profit on ordinary activities after tax		101.9	(5.2)	(1.1)	95.6
Equity minority interest		(2.4)	–	–	(2.4)
Profit attributable to shareholders		99.5	(5.2)	(1.1)	93.2
Dividends on equity and non-equity shares	5	(55.1)	–	–	(55.1)
Retained profit/(loss)		44.4	(5.2)	(1.1)	38.1
Earnings per share					
Basic	4	10.28p			9.47p
Diluted	4	9.94p			9.31p
Dividends per ordinary share	5				4.60p

Note of historical cost profits

The profits for 2001/02 and 2000/01 are reported under the historical cost convention.

*Comparative figures have been restated (see note 16).

2000/01 first half (restated)*				2000/01 full year (restated)*			
Before goodwill amortisation and exceptional items £million	Goodwill amortisation £million	Exceptional items £million	Total £million	Before goodwill amortisation and exceptional items £million	Goodwill amortisation £million	Exceptional items £million	Total £million
1,715.9	–	–	1,715.9	3,335.1	–	–	3,335.1
748.7	–	–	748.7	770.4	–	–	770.4
2,464.6	–	–	2,464.6	4,105.5	–	–	4,105.5
165.3	(4.6)	–	160.7	308.5	(9.3)	–	299.2
13.7	(0.2)	–	13.5	11.4	(0.2)	–	11.2
179.0	(4.8)	–	174.2	319.9	(9.5)	–	310.4
0.1	–	–	0.1	0.1	–	–	0.1
179.1	(4.8)	–	174.3	320.0	(9.5)	–	310.5
–	–	(290.9)	(290.9)	–	–	(294.8)	(294.8)
–	–	215.0	215.0	–	–	215.0	215.0
–	–	–	–	–	–	(42.2)	(42.2)
–	–	–	–	–	–	(23.8)	(23.8)
179.1	(4.8)	(75.9)	98.4	320.0	(9.5)	(145.8)	164.7
(23.5)	–	–	(23.5)	(20.7)	–	–	(20.7)
155.6	(4.8)	(75.9)	74.9	299.3	(9.5)	(145.8)	144.0
155.6	(4.8)	–	150.8	299.3	(9.5)	–	289.8
–	–	(75.9)	(75.9)	–	–	(145.8)	(145.8)
(45.2)	–	–	(45.2)	(86.9)	–	–	(86.9)
110.4	(4.8)	(75.9)	29.7	212.4	(9.5)	(145.8)	57.1
(1.1)	–	–	(1.1)	(3.8)	–	–	(3.8)
109.3	(4.8)	(75.9)	28.6	208.6	(9.5)	(145.8)	53.3
(56.1)	–	–	(56.1)	(132.9)	–	–	(132.9)
53.2	(4.8)	(75.9)	(27.5)	75.7	(9.5)	(145.8)	(79.6)
10.01p			1.11p	19.94p			1.83p
9.67p			1.11p	19.31p			1.83p
			4.60p				12.00p

Consolidated cash flow statement

For the half year ended 31 October 2001	Notes	2001/02 first half £million	2000/01 first half £million	2000/01 full year £million
Cash flow from operating activities	6	**245.5**	215.2	388.2
Dividends received from associated undertakings		**0.5**	0.5	0.5
Returns on investments and servicing of finance	7	**(20.1)**	(45.1)	(64.6)
Tax paid (net)	7	**(32.4)**	(65.3)	(83.9)
Capital expenditure (net)	7	**(56.8)**	(75.5)	(138.9)
Financial investment	7	**–**	–	(0.1)
Acquisitions and disposals	7	**0.6**	1,273.2	1,258.5
Equity dividends paid		**(57.3)**	(114.9)	(152.8)
Net cash inflow before use of liquid resources and financing		**80.0**	1,188.1	1,206.9
Financing				
Share issues (net of costs)		**–**	2.5	2.8
Buy back of own shares		**(19.7)**	(284.2)	(340.9)
Mark to market of hedging instruments		**(1.8)**	(80.8)	(104.3)
Cash flow decreasing debt and lease financing		**(172.1)**	(994.4)	(843.3)
Net cash outflow from financing	7	**(193.6)**	(1,356.9)	(1,285.7)
Management of liquid resources				
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	7	**98.1**	70.6	(27.4)
Decrease in cash in the period		**(15.5)**	(98.2)	(106.2)

Reconciliation of net cash flow to movement in net funds/(debt)

For the half year ended 31 October 2001	Notes	2001/02 first half £million	2000/01 first half £million	2000/01 full year £million
Decrease in cash in the period		**(15.5)**	(98.2)	(106.2)
Cash flow decreasing debt and lease financing	7	**172.1**	994.4	843.3
Cash flow (decreasing)/increasing cash on deposit and collateralized cash	7	**(98.1)**	(70.6)	27.4
Change in net funds resulting from cash flows	8	**58.5**	825.6	764.5
(Collateralized cash)/loans and finance leases disposed with subsidiaries	8	**(3.6)**	18.9	18.9
Translation difference	8	**0.1**	1.9	12.5
Increase in net funds in the period		**55.0**	846.4	795.9
Net debt at 30 April 2001	8	**(6.2)**	(802.1)	(802.1)
Net funds/(debt) at 31 October 2001	8	**48.8**	44.3	(6.2)

Consolidated balance sheet

At 31 October 2001	Notes	31 October 2001 £million	28 October 2000 (restated)* £million	30 April 2001 (restated)* £million
Capital employed				
Fixed assets				
Intangible assets		**187.4**	194.7	192.2
Tangible assets		**869.3**	884.2	903.0
Investments		**11.9**	12.8	12.2
		1,068.6	1,091.7	1,107.4
Current assets				
Stock		**454.8**	480.7	473.5
Debtors	9	**729.9**	750.6	784.4
Cash		**284.8**	298.1	400.4
		1,469.5	1,529.4	1,658.3
Current liabilities				
Creditors: amounts falling due within one year	10	**(1,002.5)**	(885.9)	(933.5)
Net current assets		**467.0**	643.5	724.8
Total assets less current liabilities		**1,535.6**	1,735.2	1,832.2
Creditors: amounts falling due after more than one year	11	**(113.3)**	(306.2)	(425.8)
Provisions for liabilities and charges	12	**(272.7)**	(237.1)	(287.5)
Net assets		**1,149.6**	1,191.9	1,118.9
Capital and reserves				
Called up share capital				
Ordinary shares		**38.6**	40.9	39.1
Convertible cumulative preference shares		**337.2**	337.2	337.2
Redeemable convertible cumulative preference shares		**427.7**	422.8	426.7
		803.5	800.9	803.0
Share premium account		**88.4**	93.5	89.7
Capital redemption reserve		**66.6**	58.9	64.8
Profit and loss account		**156.8**	203.2	127.4
Shareholders' funds		**1,115.3**	1,156.5	1,084.9
Equity shareholders' funds		**350.4**	396.5	321.0
Non-equity shareholders' funds		**764.9**	760.0	763.9
Equity minority interest		**34.3**	35.4	34.0
		1,149.6	1,191.9	1,118.9

*Comparative figures have been restated (see note 16).

Statement of total recognised gains and losses

For the half year ended 31 October 2001	2001/02 first half		2000/01 first half (restated)*		2000/01 full year (restated)*	
	£million	£million	£million	£million	£million	£million
Profit attributable to shareholders		**93.2**		28.6		53.3
Foreign exchange translation:						
– group	**(3.8)**		0.6		(4.4)	
– associated undertakings	**-**		-		(0.1)	
		(3.8)		0.6		(4.5)
Total recognised gains and losses for the period		**89.4**		29.2		48.8
Prior year adjustment (see note 16)		**32.9**		-		-
Total gains and losses recognised since last annual report		**122.3**		29.2		48.8

Reconciliation of movement in shareholders' funds

For the half year ended 31 October 2001	Notes	31 October 2001 £million	28 October 2000 (restated)* £million	30 April 2001 (restated)* £million
Total recognised gains and losses for the period		**89.4**	29.2	48.8
Dividends	5	**(55.1)**	(56.1)	(132.9)
		34.3	(26.9)	(84.1)
Share issues (net of costs)		**6.3**	2.5	2.8
Buy back of own shares (including stamp duty, commissions and other costs)		**(19.7)**	(284.2)	(341.2)
Adjustment to prior year dividends in respect of share buy backs		**0.2**	6.5	6.6
Goodwill written back on disposals		**9.3**	732.2	732.2
Write back of impaired goodwill on proposed disposal		**-**	-	42.2
Net addition to shareholders' funds		**30.4**	430.1	358.5
Shareholders' funds at 30 April 2001		**1,052.0**	681.4	681.4
Prior year adjustment (see note 16)		**32.9**	45.0	45.0
Shareholders' funds at 31 October 2001		**1,115.3**	1,156.5	1,084.9

*Comparative figures have been restated (see note 16).

Notes to the interim financial statements

1 Segmental analysis

	Turnover			Operating profit*		
	2001/02 first half £million	2000/01 first half (restated)† £million	2000/01 full year £million	**2001/02 first half £million**	2000/01 first half (restated)† £million	2000/01 full year (restated)† £million
By activity:						
Air Systems Components	**269.1**	256.6	487.9	**29.3**	32.8	54.9
Engineered & Construction Products	**471.9**	463.2	878.9	**46.3**	50.8	84.7
Industrial & Automotive	**1,020.6**	996.1	1,968.3	**71.5**	91.0	190.3
Food Manufacturing	**-**	562.1	562.1	**-**	26.0	26.0
Professional, Garden & Leisure Products	**-**	186.6	208.3	**-**	(12.3)	(14.5)
Central costs	**-**	-	-	**(7.5)**	(9.2)	(21.4)
	1,761.6	2,464.6	4,105.5	**139.6**	179.1	320.0
Goodwill amortisation (see note 16)	**-**	-	-	**(5.2)**	(4.8)	(9.5)
	1,761.6	2,464.6	4,105.5	**134.4**	174.3	310.5
By geographical origin:						
United States of America	**1,256.5**	1,319.5	2,498.1	**120.9**	110.2	237.1
United Kingdom	**121.3**	643.4	787.4	**(9.3)**	33.9	28.4
Rest of Europe	**145.5**	157.5	309.8	**4.4**	10.8	13.1
Rest of the World	**238.3**	344.2	510.2	**23.6**	24.2	41.4
	1,761.6	2,464.6	4,105.5	**139.6**	179.1	320.0
Goodwill amortisation (see note 16)	**-**	-	-	**(5.2)**	(4.8)	(9.5)
	1,761.6	2,464.6	4,105.5	**134.4**	174.3	310.5
Turnover by geographical destination:						
United States of America	**1,234.3**	1,372.6	2,464.0			
United Kingdom	**84.2**	586.5	692.8			
Rest of Europe	**168.7**	204.8	384.1			
Rest of the World	**274.4**	300.7	564.6			
	1,761.6	2,464.6	4,105.5			

*Operating profit includes the group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Air Systems Components £nil (2000/01: half year £nil and full year £nil), Engineered & Construction Products £0.3 million (2000/01: half year loss of £0.2 million and full year loss of £0.3 million), Industrial & Automotive £0.3 million (2000/01: half year £0.2 million and full year £0.3 million), Food Manufacturing £nil (2000/01: half year £0.3 million and full year £0.3 million) and Professional, Garden & Leisure Products £nil (2000/01: half year loss of £0.2 million and full year loss of £0.2 million). The split of the goodwill amortisation charged for the period, analysed by class of business is Air Systems Components £4.2 million (2000/01: half year £3.8 million and full year £7.6 million), Engineered & Construction Products £0.2 million (2000/01: half year £0.2 million and full year £0.4 million), Industrial & Automotive £0.8 million (2000/01: half year £0.6 million and full year £1.3 million), Food Manufacturing £nil (2000/01: half year £0.2 million and full year £0.2 million) and Professional, Garden & Leisure Products £nil (2000/01: half year £nil and full year £nil).

†Comparative figures have been restated (see note 16).

Details of businesses disposed of by segment are disclosed in note 14.

Notes to the interim financial statements continued

2 Operating exceptional items

	2001/02 first half £million	2000/01 first half £million	2000/01 full year £million
Operating profit is after (charging)/crediting the following operating exceptional items:			
Industrial & Automotive:			
Settlement of action against Bando Chemical Industries of Japan	–	–	18.7
Restructuring costs	**(12.0)**	–	(9.4)
Central costs:			
Strategic review costs	–	–	(5.9)
Total before tax	**(12.0)**	–	3.4
Tax attributable	–	–	(1.5)
Total after tax	**(12.0)**	–	1.9

The restructuring costs of £12.0 million are the costs of the intended closure of the Dunstable manufacturing facility.

3 Tax on profit on ordinary activities

	2001/02 first half £million	2000/01 first half (restated) £million	2000/01 full year (restated) £million
UK	–	7.7	(0.9)
Overseas	**40.6**	37.4	87.8
Associated undertakings	**0.3**	0.1	–
	40.9	45.2	86.9

No tax charge arises on the exceptional losses on disposals. Comparative figures have been restated (see note 16).

4 Earnings per share

Basic earnings per share are calculated on a profit of £73.6 million (2000/01: half year £10.1 million and full year £15.7 million), representing the profit for the period of £38.1 million after adding back dividends payable to ordinary shareholders of £35.5 million (2000/01:half year loss of £27.5 million and ordinary dividends of £37.6 million and full year loss of £79.6 million and ordinary dividends of £95.3 million) and on 777,066,472 ordinary shares being the weighted average in issue during the period (2000/01: half year 907,236,103 and full year 857,685,690).

Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 1,000,590,817 (2000/01: half year 907,570,572 and full year 857,711,519) after allowing for the exercise of 171,514 share options (2000/01: half year 334,469 and full year 25,829) and are calculated on a profit of £93.2 million (2000/01: half year £10.1 million and full year £15.7 million). The weighted average number of shares also allows for the conversion of preference shares equating to 223,352,831 ordinary shares and earnings were adjusted for the preference dividend of £19.6 million. Based upon this profit the preference shares were anti-dilutive for the 2000/01 half year and full year and therefore have been excluded from the calculation for both periods.

The directors have also presented the earnings per share before exceptional items and goodwill amortisation on the basis that they believe it represents a more consistent measure of underlying year on year performance.

Basic earnings per share after operating exceptional items, before exceptional items relating to the disposal of subsidiaries and goodwill amortisation, are calculated on profit attributable to ordinary shareholders of £79.9 million (2000/01: half year £90.8 million and full year £171.0 million) which is stated before exceptional items of £1.1 million (2000/01: half year £75.9 million and full year £145.8 million) and goodwill amortisation of £5.2 million (2000/01: half year £4.8 million and full year £9.5 million).

Diluted earnings per share before exceptional items and goodwill amortisation are based on adjusted earnings of £99.5 million (2000/01: half year £109.3 million and full year of £208.6 million) after adjusting for the preference dividend of £19.6 million (2000/01: half year £18.5 million and full year £37.6 million). Based upon these earnings the preference shares are dilutive for all periods. Therefore diluted earnings per share before exceptional items and goodwill amortisation are calculated on an adjusted weighted average number of ordinary shares of 1,000,590,817 (2000/01: half year 1,130,076,745 and full year 1,080,187,361) after allowing for the conversion of preference shares equating to 223,352,831 ordinary shares (2000/01: half year 222,506,173 and full year 222,475,842) and the exercise of 171,514 share options (2000/01: half year 334,469 and full year 25,829).

5 Dividends on equity and non-equity shares

	Convertible cumulative £million	Redeemable convertible cumulative £million	2001/02 first half £million	2000/01 first half £million	2000/01 full year £million
Ordinary shares:					
Interim 4.60p (2000/01 - 4.60p) to be paid 8 April 2002			**35.5**	37.6	37.4
2000/01 - final 7.40p paid 8 October 2001			–	-	57.9
			35.5	37.6	95.3
Preference shares:					
Accrued at 30 April 2001	**(4.1)**	**(3.8)**	**(7.9)**	(7.4)	(7.4)
Foreign exchange translation	–	–	–	–	(0.7)
Paid during period	**10.2**	**9.4**	**19.6**	17.9	37.8
Accrued at 31 October 2001	**4.1**	**3.8**	**7.9**	8.0	7.9
	10.2	**9.4**	**19.6**	18.5	37.6
Total dividends			**55.1**	56.1	132.9

6 Reconciliation of operating profit to operating cash flows

	2001/02 first half £million	2000/01 first half (restated) £million	2000/01 full year (restated) £million
Operating profit	**133.8**	174.2	310.4
Depreciation (net of capital government grants)	**64.5**	87.3	145.7
(Profit)/loss on sale of tangible fixed assets	**(1.3)**	0.1	1.1
Amortisation of goodwill	**5.2**	4.8	9.5
Amortisation of long term loyalty plan shares	**0.3**	0.7	1.0
Post-retirement benefits	**(0.6)**	(0.2)	(0.4)
Other provisions	**12.0**	0.1	(1.2)
(Increase)/decrease in stock	**(7.8)**	18.9	28.6
Decrease in debtors	**43.0**	58.2	66.1
Decrease in creditors	**(3.6)**	(128.9)	(172.6)
Net cash inflow from operating activities	**245.5**	215.2	388.2

Notes to the interim financial statements continued

7 Analysis of cash flow for headings netted in the consolidated cash flow statement

	2001/02 first half £million	2000/01 first half £million	2000/01 full year £million
Returns on investments and servicing of finance:			
Interest received	**28.6**	34.3	71.6
Interest paid	**(26.7)**	(59.5)	(94.2)
Interest element of finance lease rental payments	**(0.8)**	(0.9)	(1.8)
Preference dividends paid	**(19.6)**	(17.9)	(37.8)
Investment by minority shareholder	**-**	-	0.9
Dividends paid to subsidiary companies' minority shareholders	**(1.6)**	(1.1)	(3.3)
Net cash outflow from returns on investments and servicing of finance	**(20.1)**	(45.1)	(64.6)
Tax paid:			
Tax paid	**(43.8)**	(68.9)	(103.9)
Tax received	**11.4**	3.6	20.0
Net cash outflow from tax paid	**(32.4)**	(65.3)	(83.9)
Capital expenditure:			
Purchase of tangible fixed assets	**(63.4)**	(80.5)	(157.1)
Sale of tangible fixed assets	**6.6**	5.0	18.2
Net cash outflow from capital expenditure	**(56.8)**	(75.5)	(138.9)
Financial investment:			
Purchase of fixed asset investments	**-**	-	(0.1)
Acquisitions and disposals:			
Purchase of subsidiary undertakings	**-**	3.3	(5.5)
Purchase of associated undertakings	**-**	-	(0.6)
Sale of subsidiary undertakings	**40.2**	1,343.2	1,337.8
Net cash disposed with subsidiary undertakings	**(39.6)**	(73.3)	(73.2)
Net cash inflow from acquisitions and disposals	**0.6**	1,273.2	1,258.5
Financing:			
Share issues (net of costs)	**-**	2.5	2.8
Buy back of own shares	**(19.7)**	(284.2)	(340.9)
Mark to market of hedging instruments	**(1.8)**	(80.8)	(104.3)
Debt due within one year:			
Increase/(decrease) in short term borrowings	**1.1**	(59.4)	(60.8)
Additional bank loans	**3.6**	2.4	3.9
Repayment of other loans	**-**	(2.5)	(2.6)
Debt due after more than one year:			
Repayment of bank and other loans	**(174.8)**	(932.2)	(783.3)
Capital element of finance lease rental payments	**(2.0)**	(2.7)	(0.5)
Cash flow decreasing debt and lease financing	**(172.1)**	(994.4)	(843.3)
Net cash outflow from financing	**(193.6)**	(1,356.9)	(1,285.7)
Management of liquid resources:			
Decrease/(increase) in cash deposits	**96.6**	65.6	(29.0)
Decrease in collateralized cash	**1.5**	5.0	1.6
Cash flow decreasing/(increasing) cash on deposit and collateralized cash	**98.1**	70.6	(27.4)

8 Analysis of net funds/(debt)

	31 October 2001 £million	Cash flow £million	Disposals (excluding cash and overdrafts) £million	Other non-cash changes £million	Exchange movement £million	30 April 2001 £million
Cash on demand	**104.3**	(18.3)	–	–	(0.3)	122.9
Overdrafts	**(38.2)**	2.8	–	–	0.2	(41.2)
		(15.5)				
Debt due after more than one year	**(14.3)**	174.8	–	140.2	(0.6)	(328.7)
Debt due within one year	**(165.1)**	(4.7)	–	(140.2)	1.3	(21.5)
Finance leases	**(22.1)**	2.0	–	–	(0.1)	(24.0)
		172.1				
Cash on deposit	**180.5**	(96.6)	–	–	(0.4)	277.5
Collateralized cash	**3.7**	(1.5)	(3.6)	–	–	8.8
		(98.1)				
Net funds/(debt)	**48.8**	58.5	(3.6)	–	0.1	(6.2)

9 Debtors

	31 October 2001 £million	28 October 2000 (restated) £million	30 April 2001 (restated) £million
Amounts falling due within one year:			
Trade debtors	**500.5**	525.0	525.5
Amounts owing by associated undertakings	**0.3**	0.3	0.2
Amounts recoverable on long term contracts	**28.5**	62.3	37.6
Corporation tax	**17.2**	–	35.0
Deferred tax (see note 16)	**37.4**	44.0	37.4
Other taxes and social security	**4.7**	4.7	3.2
Other debtors	**37.6**	33.0	60.8
Prepayments and accrued income	**66.4**	65.1	63.9
Collateralized cash	**3.7**	5.0	8.8
	696.3	739.4	772.4
Amounts falling due after more than one year:			
Deferred tax (see note 16)	**6.0**	5.9	5.9
Other debtors	**27.6**	5.3	6.1
	729.9	750.6	784.4

Notes to the interim financial statements continued

10 Creditors: amounts falling due within one year

	31 October 2001 £million	28 October 2000 (restated) £million	30 April 2001 (restated) £million
Unsecured loan notes	**3.8**	3.9	3.9
Other loans	**0.1**	0.1	0.1
Obligations under finance leases	**4.0**	1.8	3.8
Bank loans and overdrafts	**199.4**	46.1	58.7
Amounts due on long term contracts	**0.9**	2.9	1.3
Trade creditors	**253.5**	294.2	270.8
Bills of exchange payable	**1.4**	1.2	1.4
Corporation tax (see note 16)	**268.2**	208.1	272.0
Other taxes and social security	**15.8**	19.0	17.2
Other creditors	**72.6**	94.7	86.5
Proposed and accrued dividends	**43.4**	46.6	65.8
Accruals and deferred income	**139.4**	167.3	152.0
	1,002.5	885.9	933.5

11 Creditors: amounts falling due after more than one year

	31 October 2001 £million	28 October 2000 £million	30 April 2001 £million
Other loans	**11.2**	11.0	11.1
Obligations under finance leases	**18.1**	19.5	20.2
Bank loans	**3.1**	176.4	317.6
Other creditors	**75.9**	94.2	72.0
Accruals and deferred income	**5.0**	5.1	4.9
	113.3	306.2	425.8

12 Provisions for liabilities and charges

	Post-retirement benefits £million	Other Provisions £million	Deferred tax (restated) £million	Total (restated) £million
At 30 April 2001				
As previously stated	209.8	67.7	127.9	405.4
Prior year adjustment (see note 16)	-	-	(117.9)	(117.9)
As restated	209.8	67.7	10.0	287.5
Foreign exchange translation	0.4	-	(0.1)	0.3
Charge for the period	4.7	13.9	-	18.6
Utilised during the period	(5.3)	(26.6)	-	(31.9)
Subsidiaries disposed	(0.3)	(1.1)	(0.4)	(1.8)
At 31 October 2001	**209.3**	**53.9**	**9.5**	**272.7**

13 Contingencies

The group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of the business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the group's financial position.

On 21 December 2001, the Company announced an out of court settlement with its former Chief Executive Greg Hutchings, who resigned from the Company on 11 October 2000. The terms of the full and final settlement provided for the release to Mr Hutchings of his 2.9 million Tomkins shares held in two company share incentive schemes, the majority of which were bought by Mr Hutchings out of his own funds. This has no impact on the group's profit and loss account. A supplementary payment by way of augmentation of his pension and a contribution to his legal fees, which together total £852,378, have been fully provided in the results for this period. Mr Hutchings has waived all his actual and potential claims against the Company and its directors, including any claims for wrongful dismissal and any claim for additional pension entitlement, which together were estimated to amount to over £8 million, and the Company withdrew all its actual and potential claims against Mr Hutchings.

14 Disposals

Engineered & Construction Products

Sunvic Controls Limited was sold on 27 July 2001 for a total consideration, net of costs, of £1.8 million, including the repayment of intercompany indebtedness of £0.9 million, of which £0.2 million was deferred. £4.0 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a loss on sale of £4.5 million.

Industrial & Automotive

Totectors Limited and The Northern Rubber Company Limited were sold on 25 May 2001 and 11 September 2001 respectively for a total consideration, net of costs, of £23.0 million, including the repayment of intercompany indebtedness of £9.0 million. £5.3 million of goodwill previously written off to reserves was written off to the profit and loss account, resulting in a profit on sale of £4.2 million.

Professional, Garden & Leisure Products

On 11 May 2001 Tomkins sold Smith & Wesson Corp. for a consideration of $15.0 million (£10.6 million), comprising $5.0 million (£3.5 million) paid immediately and the balance due in May 2002. The purchaser also paid $20.0 million (£14.1 million) of an outstanding loan of $73.8 million (£52.0 million) due from Smith & Wesson Corp. to Tomkins Corporation. Of the remaining $53.8 million (£37.9 million), $30.0 million (£21.1 million) will be repaid on an amortising basis over the seven years commencing in May 2004 and $23.8 million (£16.8 million) was included in the equity capital acquired by the purchaser. Interest on the outstanding loan balance will continue at nine per cent per annum. There was a loss on sale of £65.8 million of which a provision of £66.0 million was made in the year ended 30 April 2001.

Costs of £1.0 million relating to the ongoing sale of companies were incurred during the period.

15 Post balance sheet events

On 24 October 2001 the Tomkins PLC £750,000,000 Global Medium Term Note Programme was signed. The Programme is listed on the London Stock Exchange and provides for the issuance of Notes in all the main currencies, by Tomkins. On 10 December 2001, £150 million 10 year bonds were issued at a coupon of 8.0 per cent and an issue price of 99.369 per cent. Funds were received on 20 December 2001 and were used to pay off existing bank debt.

Tomkins acquired American Metal Products Company and the business and assets of Superior Rex on 13 November 2001 and 19 November 2001 respectively, for a combined consideration of $45.0 million (£31.4 million). Both acquisitions will become part of the Air Systems Components group.

Notes to the interim financial statements continued

16 Basis of preparation

The interim financial statements are for the 184 days ended 31 October 2001. The comparative figures are for the 182 days ended 28 October 2000 and for the 366 days ended 30 April 2001.

The interim financial statements for the half year ended 31 October 2001 have been prepared in accordance with the accounting policies detailed in the financial statements for the year ended 30 April 2001, after giving effect to the adoption of FRS 18 – Accounting Policies and FRS 19 – Deferred Tax, and were approved by the directors on 15 January 2002.

The adoption of FRS 19 has resulted in the following adjustments:

	28 October 2000				30 April 2001			
	As previously disclosed £million	Recognition of deferred tax assets £million	Transfer to corporation tax creditor £million	Restated £million	As previously disclosed £million	Recognition of deferred tax assets £million	Transfer to corporation tax creditor £million	Restated £million
Fixed assets	1,099.4	(7.7)	–	1,091.7	1,114.9	(7.5)	–	1,107.4
Net current assets	720.7	49.9	(127.1)	643.5	801.7	43.3	(120.2)	724.8
Total assets less current liabilities	1,820.1	42.2	(127.1)	1,735.2	1,916.6	35.8	(120.2)	1,832.2
Creditors: amounts falling due after more than one year	(306.2)	–	–	(306.2)	(425.8)	–	–	(425.8)
Provisions	(355.8)	(8.4)	127.1	(237.1)	(405.4)	(2.3)	120.2	(287.5)
Net assets	1,158.1	33.8	–	1,191.9	1,085.4	33.5	–	1,118.9
Equity minority interest	(34.8)	(0.6)	–	(35.4)	(33.4)	(0.6)	–	(34.0)
Shareholders' funds	1,123.3	33.2	–	1,156.5	1,052.0	32.9	–	1,084.9

Goodwill amortisation for the year ended 30 April 2001 has reduced by £0.4 million (28 October 2000: £0.2 million). In addition, as a result of the recognition of deferred tax assets in the balance sheets of subsidiaries disposed, the loss on disposal of operations for the year ended 30 April 2001 has increased by £13.9 million (28 October 2000: £13.9 million). Comparative figures have been restated.

2000/01 first half turnover has been adjusted to reflect the change in accounting policy adopted at 30 April 2001. The policy was amended to conform with United States accounting principles. Securities and Exchange Commission Staff Accounting Bulletin No. 101 "Revenue Recognition in Financial Statements" and Emerging Issue Task Force Consensus' No. 00-10 "Accounting for Shipping & Handling Fees and Costs" were adopted. The change in accounting policy resulted in an increase in turnover of £13.0 million. There was no impact on operating profit. Comparative figures have been restated.

The interim financial statements are unaudited, but have been reviewed by the auditors and their report to the Company is set out on page 23.

The financial information for the full year 2000/01 is an abridged version of the financial statements for that year on which the auditors gave an unqualified report. A copy of those statements has been filed with the Registrar of Companies.

Independent review report to Tomkins PLC

Introduction

We have been instructed by the Company to review the financial information for the half year ended 31 October 2001 which comprises the profit and loss account, the cash flow statement, the balance sheet, the statement of total recognised gains and losses and related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the half year ended 31 October 2001.

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London
EC4A 3TR

15 January 2002

A review does not provide assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular on whether any changes may have occurred to the interim report since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.

Investor information

Dividend
The interim dividend of 4.6 pence per share will be paid on 8 April 2002 to shareholders on the register at the close of business on 8 March 2002. The shares will be quoted ex-dividend from 6 March 2002. For holders of American Depositary Receipts (ADRs), the dividend, declared in pence, is converted to US dollars on the UK dividend payment date using the exchange rate prevailing on that day.

Payment of dividend
Shareholders who have mandated their dividends to be credited to a nominated bank or building society account should note that dividends are paid automatically to their account through the Bankers' Automated Clearing Services (BACS), with the associated tax voucher being sent direct to shareholders at their registered address, unless requested otherwise. If the nominated account is with a bank or building society which is not a member of BACS, both the payment and tax voucher are sent to the account holding branch.

Shareholders who do not currently mandate their dividends and who wish to have their dividend paid direct to a bank or building society account should complete a dividend mandate instruction form obtainable from Lloyds TSB Registrars at the address provided.

Annual General Meeting
The 2002 Annual General Meeting will be held at 11.00 am on Friday 6 September 2002 at The Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE. Further details, including the Notice of Meeting, will be included in the Annual Report, which will be posted to shareholders in July 2002.

Low cost dealing service
A simple, low cost dealing service for buying and selling Tomkins ordinary shares is available. Commission is charged at 0.75 per cent on the transaction value of the sale or purchase, with a minimum charge of £7.50. In addition, stamp duty reserve tax is payable on share purchases at the rate of 0.5 per cent. Total holdings of up to 30 shares can be sold free of commission and charges. Details can be obtained from Lloyds TSB Registrars Share Dealing Services, PO Box 1357, The Causeway, Worthing, West Sussex BN99 6UB or by telephoning 0870 606 0302.

Global BuyDIRECT
A simple dealing service is available, to US residents only, for buying and selling Tomkins ADRs. Details can be obtained from The Bank of New York, Investor Relations, PO Box 11258, Church Street Station, New York, NY 10286-1258, or by telephoning 1 888 BNY ADRS (US callers only) or 1 610 312 5315.

Individual Savings Accounts (ISAs)
A Tomkins ISA enables UK residents to invest in the Company in a tax efficient manner. You can obtain more information on ISAs from our corporate ISA provider, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6UY, or by telephoning 0870 24 24 244.

Share price information
The price of Tomkins ordinary shares is available on the Investor Information page of the Company's web site. The Financial Times Cityline Service also provides share price information. This telephone service is available on 0906 843 4244 and calls within the UK are charged at 60 pence per minute at all times. In addition, the share price is listed in most national daily newspapers and on Teletext.

Registrar
Administrative enquiries concerning shareholdings in Tomkins PLC, such as loss of a share certificate, dividend payment instructions, or a change of address should be notified direct to the registrar, whose address is on the inside back cover of this report. Your correspondence should refer to Tomkins PLC and state the registered name and address of the shareholder.

The registrar has introduced a share register Internet enquiry service to provide shareholders with online internet access to details of their shareholdings. To register for the service please go to www.shareview.co.uk. You will need your shareholder reference (which can be found on your share certificate) and you will be asked to select your own PIN. A user ID will then be posted to you. A visit to www.shareview.co.uk will also provide you with more details of the service and practical help and information on other share registration matters.

Every effort is made to prevent multiple mailing of documents to shareholders. If you have received more than one copy of this report and would like to amalgamate your holdings, please write to the registrar, giving details of the accounts concerned.

US listing
Tomkins ordinary shares are listed on the New York Stock Exchange in the form of ADRs. Each ADR represents four Tomkins ordinary shares.

Tomkins is subject to the regulations of the Securities and Exchange Commission (SEC) in the USA as they apply to foreign companies and files with the SEC its Annual Report on Form 20-F and other information as required.

ADR holders are not members of the Company but may instruct The Bank of New York (at the address on the inside back cover of this report), which administers the Tomkins ADR programme, as to the exercise of voting rights pertaining to the number of ordinary shares represented by their ADRs.

Trading symbols
Tomkins' London Stock Exchange SEDOL number is 0896265 and its trading symbol is TOMK. The Company's trading symbol for its American Depositary Receipts is TKS.

World Wide Web
The Company's web site address is shown on the back cover of this report. All Tomkins' recent press releases are accessible together with the latest Annual and Interim Reports. In addition callers may obtain direct access to the web sites of many Tomkins operating companies.

Registrar & Transfer Office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA

Tel: 0870 600 3953

Tomkins Individual Savings Account
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6UY

Tel: 0870 242 4244

US Representatives
ADR Depositary
The Bank of New York
PO Box 11258
Church Street Station
New York
NY 10286 1258

Tel: 610 312 5315

Investor Relations
Taylor Rafferty Associates, Inc.
205 Lexington Avenue
7th Floor
New York
NY 10016

Tel: 212 889 4350
Fax: 212 683 7614

A copy of this report has been sent to each shareholder.

For further copies or information on Tomkins please contact the head office or, in the USA, Taylor Rafferty Associates.

Designed and produced by •••••langsford

Product photography by Charlie Fawell
Portrait photography by Rick Cordell
Illustrations by LineLine
Printed in England by CTD Capita

TOMKINS

Head Office & Registered Office
Tomkins PLC
East Putney House
84 Upper Richmond Road
London SW15 2ST

Tel: 020 8871 4544
Fax: 020 8877 9700
E-mail: comments@tomkins.co.uk

World Wide Web
For further information on Tomkins
please access our web site address:

www.tomkins.co.uk